UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CONX Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

212873103

(CUSIP Number)

Kyle Jason Kiser

Chief Executive Officer

CONX Corp.

5701 S. SANTA FE DR.
LITTLETON, COLORADO 80120

(303) 472-1542

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 212873103

1.	Name of Reporting Person Ranch Legacy Trust

2.	Check the Appropriate Box if a Member of a Group :
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,391,300 Sixty Day Shares (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 17,391,300 Sixty Day Shares (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by The Reporting Person 17,391,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 47.9% (2)

14.	Type of Reporting Person OO

(1) “Sixty Day Shares” include shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”) of CONX Corp. (“CONX”) deemed to be beneficially owned under Rule 13d-3(d)(1) because of the right to acquire beneficial ownership of such shares within 60 days of the date hereof. The 17,391,300 shares of Class A Common Stock are issuable upon conversion of an equal number of shares of non-voting Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), of CONX. The shares of Series A Preferred Stock are directly held by Ranch Legacy Trust (the “Trust”) and were purchased by the Trust on May 1, 2024, pursuant to a forward contract entered into on November 1, 2023 that was subsequently assigned to the Trust by Charles W. Ergen (as amended by that certain Amendment No. 1 thereto, dated March 25, 2024, the “Subscription Agreement”). On the tenth trading day following the date on which the volume-weighted average price for the Class A Common Stock over any twenty trading days within any preceding thirty consecutive trading day period is greater than or equal to $11.50, each share of Series A Preferred Stock will mandatorily be converted into one share of Class A Common Stock, subject to certain adjustments.

(2) Based on 36,319,885 shares of Class A Common Stock, including 18,928,585 shares of Class A Common Stock outstanding on May 1, 2024 and assuming conversion of 17,391,300 shares of Series A Preferred Stock into Class A Common Stock.

CUSIP No. 212873103

1.	Name of Reporting Person Robert J. Hooke

2.	Check the Appropriate Box if a Member of a Group :
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,391,300 Sixty Day Shares (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 17,391,300 Sixty Day Shares (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by The Reporting Person 17,391,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 47.9% (2)

14.	Type of Reporting Person IN

(1) “Sixty Day Shares” include 17,391,300 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Series A Preferred Stock. The shares of Series A Preferred Stock are directly held by the Trust and were purchased by the Trust on May 1, 2024, pursuant to the Subscription Agreement. On the tenth trading day following the date on which the volume-weighted average price for the Class A Common Stock over any twenty trading days within any preceding thirty consecutive trading day period is greater than or equal to $11.50, each share of Series A Preferred Stock will mandatorily be converted into one share of Class A Common Stock, subject to certain adjustments. The Sixty Day Shares are owned beneficially by Mr. Hooke solely by virtue of his position as the Trust Officer (with sole voting and dispositive power as the sole member of the investment committee) of Centennial Fiduciary Management LLC, which serves as trustee of the Trust. Solely by virtue of his position as the Trust Officer of Centennial Fiduciary Management LLC, which serves as trustee of the Trust, Mr. Hooke exercises voting and dispositive power on behalf of Centennial Fiduciary Management LLC with respect to the Trust independently and in accordance with Centennial Fiduciary Management LLC’s fiduciary responsibilities to the beneficiaries of the Trust. Mr. Hooke disclaims any beneficial ownership in the shares of Class A Common Stock and Series A Preferred Stock held by the Trust.

(2) Based on 36,319,885 shares of Class A Common Stock, including 18,928,585 shares of Class A Common Stock outstanding on May 1, 2024 and assuming conversion of 17,391,300 shares of Series A Preferred Stock into Class A Common Stock.

CUSIP No. 212873103

1.	Name of Reporting Person Centennial Fiduciary Management LLC

2.	Check the Appropriate Box if a Member of a Group :
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,391,300 Sixty Day Shares (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 17,391,300 Sixty Day Shares (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by The Reporting Person 17,391,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 47.9% (2)

14.	Type of Reporting Person OO

(1) “Sixty Day Shares” include 17,391,300 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Series A Preferred Stock. The shares of Series A Preferred Stock are directly held by the Trust and were purchased by the Trust on May 1, 2024, pursuant to the Subscription Agreement. On the tenth trading day following the date on which the volume-weighted average price for the Class A Common Stock over any twenty trading days within any preceding thirty consecutive trading day period is greater than or equal to $11.50, each share of Series A Preferred Stock will mandatorily be converted into one share of Class A Common Stock, subject to certain adjustments. The Sixty Day Shares are owned beneficially by Centennial Fiduciary Management LLC solely by virtue of its position as Trustee (with sole voting and dispositive power) of the Trust. In its capacity as Trustee, Centennial Fiduciary Management LLC exercises voting and dispositive power with respect to the Trust independently and in accordance with its fiduciary responsibilities to the beneficiaries of the Trust. Centennial Fiduciary Management LLC disclaims any beneficial ownership in the shares of Class A Common Stock and Series A Preferred Stock held by the Trust.

(2) Based on 36,319,885 shares of Class A Common Stock, including 18,928,585 shares of Class A Common Stock outstanding on May 1, 2024 and assuming conversion of 17,391,300 shares of Series A Preferred Stock into Class A Common Stock.

ITEM 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of CONX Corp., a Nevada corporation (“CONX”), whose principal executive offices are located at 5701 S. Santa Fe Dr., Littleton, Colorado 80120.

ITEM 2. Identity and Background.

This Schedule 13D is being filed jointly by: (a) Robert J. Hooke, (b) Centennial Fiduciary Management LLC and (c) the Ranch Legacy Trust (the “Trust”), who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares beneficially owned by the Reporting Persons.

(A) Robert J. Hooke

Mr. Hooke’s principal occupation is Trust Officer of the Trust and owner and manager of SC Management, LLC. His address is 1623 Central Ave, Suite 214, Cheyenne, Wyoming 82001. Mr. Hooke has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Hooke is a citizen of the United States.

(B) Centennial Fiduciary Management LLC

Centennial Fiduciary Management LLC is organized under the laws of the State of Wyoming and its principal business is to serve as trustee for certain trusts established for the benefit of Charles W. Ergen’s family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Centennial Fiduciary Management LLC has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of certain trusts established for the benefit of Mr. Ergen’s family, Centennial Fiduciary Management LLC is vested with sole voting and dispositive power over the shares of Class A Common Stock held by the Trust.

The sole member of Centennial Fiduciary Management LLC is Centennial Purpose Trust, a trust organized under the laws of the State of Wyoming, and its principal business is to hold the membership interests in Centennial Fiduciary Management LLC. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Centennial Purpose Trust has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Charles W. Ergen and his spouse, Cantey M. Ergen, currently serve as directors of Centennial Fiduciary Management LLC. Mr. Ergen, Mrs. Ergen, and Mr. Hooke currently serve as the President, the Vice-President, and the Trust Officer, of Centennial Fiduciary Management LLC, respectively. The investment committee of Centennial Fiduciary Management LLC is vested with the sole authority to authorize or direct investment decisions with respect to the assets held by each respective trust for which it acts as trustee, including, without limitation, any and all decisions relating to the voting or disposition of all securities. Mr. Hooke currently is the Trust Officer of Centennial Fiduciary Management LLC and the sole member of its investment committee and thereby exercises sole voting and dispositive power over any securities held by such trusts, including the Trust. Mr. Ergen’s principal occupation is Chairman of EchoStar Corporation (“EchoStar”) and CONX, and his principal address is 5701 S. Santa Fe Dr., Littleton, Colorado 80120. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States. Mrs. Ergen is a Senior Advisor and member of the Board of Directors of EchoStar and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) Ranch Legacy Trust

The Trust is organized under the laws of the State of Wyoming and its principal business is to hold certain assets in trust for the benefit of members of Mr. Ergen’s family. Its address is c/o Centennial Fiduciary Management LLC, as Trustee, at 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. The Trust has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds and Other Consideration.

This Schedule 13D is being filed solely as a result of the closing of CONX’s business combination on May 1, 2024 (the “Closing”). The Trust obtained the funds to purchase the securities reported herein from its trust funds. The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such shares of Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

ITEM 4. Purpose of Transaction.

This Schedule 13D is being filed solely as a result of the Closing. Except as noted in CONX’s public filings, none of the Reporting Persons has any plans which would result in the implementation of any of the enumerated actions listed in paragraphs (a) – (j) of Item 4.

ITEM 5. Interest in Securities of the Issuer.

(a) This Schedule 13D is for the cumulative share holdings of the Reporting Persons as of the close of business on May 1, 2024. See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons. Mr. Ergen’s beneficial ownership includes 30,083,333 shares of Class A Common Stock, including 18,750,000 shares of Class A Common Stock and 11,333,333 shares of Class A Common Stock issuable upon exercise of private placement warrants to purchase Class A Common Stock at a price of $11.50 per share on a one-for-one basis, subject to adjustment, exercisable 30 days after the Closing, which warrants expire five years after the Closing or earlier upon redemption or liquidation. Based on 30,261,918 shares of Class A Common Stock, including 18,928,585 shares of Class A Common Stock outstanding on May 1, 2024 and 11,333,333 shares of Class A Common Stock issuable upon exercise of the private placement warrants, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 99.4%.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock in the last sixty days other than as described herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed below and elsewhere in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities of CONX, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

On May 1, 2024, CONX completed a previously announced transaction (the “Equity Forward Transaction”) pursuant to the terms of the Subscription Agreement. The closing of the Equity Forward Transaction was contingent upon the Closing. Prior to the Closing, Mr. Ergen assigned the Subscription Agreement in accordance with its terms to the Trust. CONX issued and sold to the Trust 17,391,300 shares of Series A Preferred Stock, at an aggregate purchase price of approximately $200 million, or $11.50 per share. CONX filed a Certificate of Designation (the “Certificate of Designation”) with the Secretary of State of the State of Nevada setting forth the terms, rights, obligations and preferences of the Series A Preferred Stock. Pursuant to the Certificate of Designation, on the tenth trading day following the date on which the volume-weighted average price for CONX’s common stock over any twenty trading days within any preceding thirty consecutive trading day period is greater than or equal to $11.50, each share of Series A Preferred Stock will mandatorily be converted into one share of Class A Common Stock, subject to certain limitations and customary adjustments for stock dividends, stock splits and similar corporate actions. If the Series A Preferred Stock has not earlier been converted, CONX will redeem each share of Series A Preferred Stock after the date that is the fifth anniversary of the Closing, on not less than 10 nor more than 20 days prior notice, in cash at a price equal to $11.50 per share, subject to certain customary adjustments.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Subscription Agreement and Amendment No. 1 thereto (including the Certificate of Designation), copies of which are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
10.1	Subscription Agreement, dated November 1, 2023 (filed as Exhibit 10.1 to CONX Corp.’s Current Report on Form 8-K, filed with the SEC on November 1, 2023, and incorporated herein by reference).
10.2	Amendment No. 1 to Subscription Agreement, dated March 25, 2024 (filed as Exhibit (d)(15) of Schedule TO-I, filed with the SEC on April 1, 2024, and incorporated herein by reference).
99.1	Joint Filing Agreement, dated May 8, 2024, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT J. HOOKE

Dated: May 8, 2024	/s/ Robert J. Hooke
Robert J. Hooke

CENTENNIAL FIDUCIARY MANAGEMENT LLC

Dated: May 8, 2024	/s/ Robert J. Hooke
Robert J. Hooke, Trust Officer

RANCH LEGACY TRUST

By: Centennial Fiduciary Management LLC, its Trustee

Dated: May 8, 2024	/s/ Robert J. Hooke
Robert J. Hooke, Trust Officer

ATTENTION:

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)